Exhibit 2.2


               FIRST AMENDMENT TO THE PLAN AND AGREEMENT TO MERGE

         First Amendment, dated as of November 30, 2000, (the "Amendment") to the Plan and Agreement to Merge, dated as of July 25, 2000, (the "Plan") by and among TALBOT BANCSHARES, INC. ("Talbot Bancshares"), a Maryland corporation, and SHORE BANCSHARES, INC. ("Shore Bancshares"), a Maryland corporation.


                              W I T N E S S E T H:

         WHEREAS, Shore Bancshares and Talbot Bancshares are parties to the Plan whereby Talbot Bancshares has agreed to merge with and into Shore Bancshares, with Shore Bancshares as the surviving entity.

         WHEREAS, Shore Bancshares and Talbot Bancshares wish to amend certain provisions under the Plan pursuant to Section 12 of the Plan in order to conform certain representations and warranties made by the parties and to waive one of the conditions to closing.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and the mutual benefits to be derived herefrom, the parties agree as follows:


                               A G R E E M E N T:


         1. Section 8.3 of the Plan is hereby amended by deleting that section in its entirety and inserting the following in lieu thereof:

                  8.3 Events Preceding the Effective Date. Each of the events set forth in Section 2 shall have occurred and any other required regulatory approvals shall have been obtained.


         2. Subsections 4.8(a), (b), and (e) of the Plan are hereby amended by deleting those subsections in their entirety and inserting the following in lieu thereof:

                           (a) any employment, consultation, or compensation contract or arrangement (other than those terminable at will) with any current or former officer, consultant, director, agent or employee (or beneficiary of any of them);

                           (b) any plan, contract, program, understanding, or agreement providing for bonuses, pensions, severance pay, executive
         compensation,   options,   stock  purchases,   or  any  other  form  of
         retirement,  incentive or deferred  compensation,  retirement payments,
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         death  benefits,  profit  sharing,  branch closing  benefits,  workers'
         compensation, tuition reimbursement or scholarship program, any plans providing benefits or payments in the event of a change in control, change in ownership, or sale of a substantial portion (including all or substantially all) of the assets of Talbot Bancshares or any of the Talbot Subsidiaries, or any health, accident, disability, sick leave, vacation pay, life insurance, or other welfare benefit, or any other employee or retired employee benefit (including, without limitation, any "employee benefit plan" as defined in Section 3(3) of ERISA) in which any current or former officer, consultant, employee, director, or agent (or beneficiary of any of them) of Talbot Bancshares or any of the Talbot Subsidiaries is or was, within the last six years, entitled to participate;

                           (e) any agreement for services in excess of $30,000 per year (other than any employment, arbitration or compensation contract or arrangement with any current or former officer, consultant, director, agent or employee) or any agreement for the purchase or disposition of any equipment or supplies except individual purchase orders for office supplies incurred in the ordinary course of business of $10,000 or less;

         3. Subsections 4.12(c), (e), and (u) of the Plan are hereby amended by deleting those subsections in their entirety and inserting the following in lieu thereof:


                           (c) each of the plans has been operated in all material respects in accordance with its terms and in accordance with all previously and currently effective laws applicable to such plans, including, but not limited to, ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act of 1996, and state health care continuation laws;

                           (e) none of (i) the plans, (ii) the Talbot Subsidiaries, and (iii) Talbot Bancshares, and to Talbot Bancshares' knowledge, (x) no current or former director, officer, employee, agent, or representative of Talbot Bancshares or any of the Talbot Subsidiaries, and (y) no fiduciary, "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Section 4975 of the Code) with respect to any of the plans has engaged in any non-exempt "prohibited transaction" in connection with any of the plans within the meaning of Section 4975 of the Code or Title I, Part 4 of ERISA as to which the applicable statute of limitations has not run;

                           (u) none of the plans contains any provision which would prohibit the transactions contemplated by this Plan or which, except as previously disclosed in writing to Shore Bancshares, would
         give  rise  to  any  severance,   termination,  or  other  payments  or
         liabilities, or any forgiveness of indebtedness, vesting, distribution, increase in benefits, or obligations to fund benefits as a result of the transactions contemplated by this Plan; no payment that is owed or
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         may become due any director, officer, employee,  independent contractor or agent of Talbot Bancshares or any of the Talbot Subsidiaries in connection with a plan will be non-deductible to the payor under
         Section 280G of the Code, and none of the Talbot Subsidiaries, Shore Subsidiaries, Talbot Bancshares or Shore Bancshares will be required to "gross up" or otherwise compensate any person in connection with a plan because of the imposition of any excise tax under Section 4999 of the Code; and

         4. The Plan and all provisions thereof remain in full force and effect unless specifically modified or amended hereby.

         5. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart.

         IN WITNESS WHEREOF, Shore Bancshares and Talbot Bancshares have caused this Amendment to be duly executed by their respective presidents, and their respective seals to be hereunto affixed and attested by their respective secretaries, thereunto duly authorized as of the date first above written.

ATTEST:      [SEAL]                     Talbot Bancshares, INC.



/s/ Susan E. Leaverton                  By:    /s/ W. Moorhead Vermilye
---------------------------------             ----------------------------------
Susan E. Leaverton                            W. Moorhead Vermilye
Secretary                                     President



ATTEST:      [SEAL]                     Shore Bancshares, INC.



/s/ Mary Catherine Quimby               By:  /s/ Daniel T. Cannon
---------------------------------            -----------------------------------
Mary Catherine Quimby                        Daniel T. Cannon
Secretary                                    President




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